Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of Galaxy Digital Holdings Ltd Shareholder Updated Conference Call held on May 17, 2021. The speakers and titles are identified therein.

Michael Novogratz (Founder, Chief Executive Officer and Chairman of Galaxy Digital Holdings Ltd.): . . . . We’ve continued to rapidly grow our team, onboarding world-class talent at a staggering rate. Since last I spoke to you, we’ve added 30 employees, and now nearly 200 people across the globe, and that’s pre-BitGo. By the time we integrate BitGo, we’ll be 350-plus employees.

. . .

We also are bringing in Erin Brown, who will be joining as our COO, effective immediately. Erin has great experience, recently serving as the Chief Risk Officer at Jump Trading. When we think about BitGo, we think about building our business this fast, Erin is really going to be the Chief Integration Officer. As we put this stuff together, we need someone with expertise, her acumen, and so couldn’t be more excited to welcome Erin, as well.

Damien Vanderwilt (Co-President and Head of Capital Markets): .. . . . Today, I’d like to focus my remarks, really, on three key areas:  the key industry trends and client discussions we’re having, a strategic overview of the BitGo deal, and an update for our Asset Management and Investment Banking businesses.

. . . .

Our initial feedback from clients is that they area absolutely thrilled with the addition of BitGo and how it will allow them to get the benefits of BitGo’s offerings, while remaining a client of our firm at Galaxy. For some clients, particularly hedge funds, being able to transact prime and custody digital assets with the same firm is preferrable and valuable. Other clients will prefer to diversify where their digital assets are custodied. We can now do both and provide clients with the combination of products and services that exactly fits their needs.

Speaking of BitGo, and before I jump into some highlights of our operational performance, I want to spend a moment reiterating some of the strategic and client benefits that the BitGo acquisition will bring.

First off, a combined client base which supports Galaxy’s robust, long-term growth through cross-selling opportunities. BitGo alone is going to add 400-plus net new clients to Galaxy on day one, representing a huge opportunity for us to cross-sell our wide Galaxy offerings into the BitGo client base, and, of equal importance, to sell BitGo products to our existing clients at Galaxy. This transaction solves a frequent friction point for Galaxy clients, providing a scaled, reliable custody product that doesn’t require these clients to look outside of our doors, and we’re adding over 10 experienced sales leaders to our institutional sales team globally.

Secondly, adding BitGo enhances both our product innovation and our development capabilities. After this deal closes, we’ll have a staff that’s a lot more balanced between technology and finance expertise. Roughly, 50% of BitGo is R&D and engineering personnel. Mike Belshe also brings significant technology experience and credentials to the combined company, and we’re adding a West Coast presence via BitGo’s Palo Alto headquarters.

Third, post-close, we’re going to be able to tell clients that they have the option to custody where they transact, which is a request our clients have made frequently. We think this could really well be the lynchpin to mainstream digital assets for institutions. All that being said, we will continue to support all our current custodial relationships and allow our clients to custody with any onboarded and approved external custodians that they would choose to do so.

. . . .

Last, but not least, our Investment Banking Team provided some invaluable internal support for our BitGo transaction.

Overall, I’m really excited by the growth I’m seeing in our Asset Management and advisory businesses, and the infrastructure both Steve and Michael and their teams are building to support future growth.

Before I turn the call to Chris, I’d like to leave you with a few points about Galaxy’s strategy going forward.

Our notable addressable market is expansive and growing quickly, bolstered by increasing institutional demand and a significant serviceable TAM, as discussed during our announcement of the BitGo acquisition, but the industry is still nascent enough that the sophisticated infrastructure institutional investors demand isn’t yet widely offered. Our clients are asking for next-gen technology that can adequately handle sophisticated needs safely, but that’s also tailor-made for crypto. When we close on BitGo, clients will have the option to custody where they transact, and Galaxy will own the entire client lifecycle of transacting and holding digital assets. This is transformational for both Galaxy and BitGo’s clients, as all current Galaxy clients and the over 400 net new BitGo institutional clients will have access to a one-stop infrastructure and financial services provider with critical institutional-grade security and functionalities.

I’d now like to turn the call over to my Co-President, Chris Ferraro, who will walk you through some of the investment trends we’re focused on, additional business details, and some more color on the BitGo acquisition.

Christopher Ferraro (Co-President): Thanks, Damien. Before jumping in, I want to spend some time on the BitGo transaction and what it means for Galaxy. Damien highlighted some of the strategic merits and I’ll hit on some of the financial impacts, but remember, Galaxy plus BitGo means we can now deliver increased value to our clients with a comprehensive suite of solutions covering the entire ecosystem.

As a reminder to the transaction details, we’re acquiring 100% of the outstanding shares of BitGo in a stock and cash deal with an implied value of US$1.2 billion, based on Galaxy’s closing share price on May 4, 2021. The purchase price reflects the strength of BitGo’s technology-focused, reoccurring revenue business model and the strong growth prospects we see for our combined businesses.

The cash portion of the purchase, we funded using Galaxy’s balance sheet, and we will issue incremental common stock to acquire BitGo’s net digital assets at closing. The transaction is expected to close in Q4 of 2021, subject to regulatory approvals, approval of our domestication to the United States by Galaxy shareholders, and other customary closing conditions.

Turning to BitGo’s financials, this deal diversifies Galaxy’s business with the addition of revenue streams that are significantly less correlated with digital asset prices. About 75% of BitGo’s revenue is reoccurring in nature, in the form of contractual monthly fees based on transaction volume through wallets, average assets under custody, and other ancillary recurring services, with monthly minimum fee requirements in some cases. We will also benefit from the roughly 50% of revenue coming from clients abroad.

BitGo has demonstrated a strong ability to build a high-value, reoccurring revenue customer base and grow assets under custody through its core wallet and custody services technology, as well as grow key new lines of business. In its institutional custody business, sitting with over $40 billion of assets under custody, which they’ve now grown 150% this year alone, BitGo is one of the largest crypto custodian providers in the market. While that progress includes asset price appreciation, new inflow clients accounts for over 50% of that growth over the prior year.

We’re also really excited about BitGo’s more nascent cross-over product offerings, like Prime Lending and Trading, which we believe will fit well within Galaxy’s Institutional Trading and Lending offering on day one, and additional platform services, like BitGo’s portfolio and tax products, will be excellent value-added offerings for clients as we progress to build our single-dealer platform out.

. . . .

Speaker from Canaccord Genuity: Hey, everyone, good morning. Congratulations, and thanks for taking my questions. Maybe I’ll start one kind of more on an operational and go-forward basis. I know you mentioned the counterparty loan book growing nicely and growing again in April. What does the addition of BitGo do to that part of the business moving forward, in terms of now being able to custody in-house, relative to lending and counterparty loans? Thanks, and then I have a quick follow-up.

Christopher Ferraro: Yes, thanks for the question, and great to have you on the call. This is Chris here. The most immediate and simple answer for us in the combination is BitGo has over US$40 billion of assets under custody with clients who currently today, while they interact also with BitGo’s lending book, don’t have a product tied to direct access for yield, for example, on their assets, and so our near-term opportunity, that makes the most sense in the world, is to offer up to their custodial clients access to different types of yield strategies, one of which would be participating with our lending book and getting yield on their assets. For us, that’s a huge well of client demand that we’re not currently accessing today. Even BitGo is not really fully monetizing it.

. . . .

Speaker from Susquehanna: Hi, thank you for taking my question. Chris, in your prepared remarks, you talked to the recurring revenue attributes of BitGo. I was wondering if you could revisit that, elaborate on it, because I wasn’t sure, intuitively, why it’s so recurring.

Christopher Ferraro: Sure. BitGo’s most mature business lines, that make up over 75% of the Company’s revenues—and we’re working towards, and will have, more detail and disclosure around BitGo and Galaxy and what BitGo and Galaxy look together combined as we go here in the next couple of months. Those business lines, the Company generates revenue in a couple different ways.

One way most pertinent is the Company has contracts with clients that are, in some cases, single-year, in some cases, multiyear in nature, that generate monthly recurring fees, that are driven by a percentage of value transacted through BitGo’s wallets, but those transactions also have minimum monthly fees associated with them, as well. So, there’s a recurring revenue nature to the business model, as well as—the way we think about it is a sort of kicker to the upside, depending on volumes, which are denominated in dollars, and also correlated with price on the upside. So, you’re protected on the downside and benefit on the upside, just from a revenue model basis.

The same thing on the custody side, we think about it more as reoccurring revenue, in that our custodial clients there don’t have necessarily long-term contracts, but, certainly, we view those assets, generally, as sticky, and the revenues are generated on a monthly basis and are driven by the total value in custody.

. . . .

Michael Novogratz: Guys, I just want to reiterate two things. One is I’m unbelievably grateful for the hard work of the Galaxy team and the BitGo team out in California, and where else they are. The last five months has been an unbelievable pace for our industry, but certainly for our two companies. I’m bullish on this space, I hope it comes loud and clear, that we see ourselves as a growth company. We’re going to continue to invest in this space, both with our own capital and other projects, but in our company, and look forward to seeing you guys, or talking to you guy’s next quarter.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.